UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended Dec. 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number:  1-3034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Xcel Energy
401(K) Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

XCEL ENERGY INC.
414 NICOLLET MALL
MINNEAPOLIS, MINNESOTA 55401
(612) 330-5500

Page(s)
Financial Statements

Xcel Energy 401(k) Savings Plan
Report of Independent Registered Public Accounting Firm	2
Statements of Net Assets Available for Benefits as of Dec. 31, 2012 and 2011	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended Dec. 31, 2012 and 2011	4

Notes to Financial Statements	5-12

Supplemental Schedules:
Schedule H – Line 4(i) – Schedule of Assets (Held at Year End)	13
Schedule H – Line 4(j) – Schedule of Reportable Transactions	14

Signatures	15

Exhibits
23.1: Consent of Independent Registered Public Accounting Firm	16

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Xcel Energy 401(k) Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Xcel Energy 401(k) Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012, and (2) reportable transactions (transactions in excess of five percent of the current value of plan assets) for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis Minnesota
June 26, 2013

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	Dec. 31, 2012	Dec. 31, 2011
Assets
Receivables:
Xcel Energy contributions (Notes 3 and 6)	$19,345,420	$19,205,366
Dividends	2,537,873	2,562,842
Notes receivable from participants (Note 7)	16,710,907	15,771,947
Total receivables	38,594,200	37,540,155

Xcel Energy Common Stock Fund, at fair value (Notes 5, 6 and 10):
Participant directed	41,344,557	43,968,012
Non-participant directed	209,716,993	228,481,872
Total Xcel Energy Common Stock Fund	251,061,550	272,449,884

General investments, at fair value (Note 5):
Participant directed	1,298,224,752	1,148,781,089

Net assets available for benefits	$1,587,880,502	$1,458,771,128

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended Dec. 31
	2012	2011
Contributions:
Xcel Energy	$19,345,906	$19,208,479
Participants	76,899,259	74,991,113
Total contributions	96,245,165	94,199,592

Transfer of plan assets (Note 1)	102,198	38,142

Investment income (loss):
Interest and dividends	50,064,757	40,367,592
Net (depreciation) appreciation in fair value of:
Xcel Energy Common Stock Fund (Notes 5, 6 and 10)	(8,284,337)	40,872,876
Interest in registered investment companies and VGI Brokerage Option (Note 5)	98,959,767	(22,181,513)
Total investment income	140,740,187	59,058,955

Interest on notes receivable from participants	719,739	734,938

Benefits paid to participants - cash and common stock.	(106,695,786)	(96,940,602)
Dividends paid to participants	(1,586,055)	(1,664,190)
Administrative expenses	(416,074)	(359,220)

Net increase in net assets available for benefits	129,109,374	55,067,615

Net assets available for benefits at beginning of year	1,458,771,128	1,403,703,513
Net assets available for benefits at end of year	$1,587,880,502	$1,458,771,128

The accompanying notes are an integral part of the financial statements

XCEL ENERGY 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Xcel Energy 401(K) Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document or Summary Plan Description for more complete information.  The Plan provides for the ownership of Xcel Energy Inc. (Xcel Energy) common stock through employee and employer contributions, as applicable.

General - The Plan is a defined contribution benefit plan which provides eligible employees of Xcel Energy and  participating subsidiaries of Xcel Energy (collectively “the Companies”) the opportunity to contribute to a qualified retirement savings plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan and Trust Management – The Plan Administrator is appointed by the Xcel Energy Board of Directors and has authority to control and manage the operation and administration of the Plan.  Plan assets are held by a trustee under a trust agreement as adopted or amended by Xcel Energy.  Individual participant accounts are valued daily based on the current market value of each type of asset.  The Vanguard Group is the record keeper and Vanguard Fiduciary Trust Company (VFTC) serves as trustee for the Plan.

Transfer of Plan Assets – In 2012 and 2011, the Plan received a transfer of participant assets from the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees.  Asset transfers of $102,198 and $38,142 are reported on the Statements of Changes in Net Assets Available for Benefits for the year ended Dec. 31, 2012 and 2011, respectively.

Eligibility –All full-time, part-time and temporary employees of the Companies (with the exception of bargaining unit employees covered by a collective bargaining agreement that does not provide for participation in this Plan) are eligible to participate in the Plan as of their first day of employment.

Vesting – Employee contributions, matching contributions made by Xcel Energy and earnings are immediately vested.

Distributions – Benefits are distributed after termination of employment, disability or death (payable to the beneficiary) in the form of a single lump sum, direct rollover, partial lump sum or installments.

If the total amount of the participant’s vested account balance exceeds $1,000, the participant may defer distribution until age 70½, unless the participant consents in writing to an earlier date.  If the total amount is less than $1,000, the Plan Administrator may schedule a payment date and the amount will be distributed as soon as administratively possible.  All vested account balances remaining in the Plan after the participant leaves the Companies will be invested in the funds of the participant’s choice (except Xcel Energy contributions which will continue to be held in the Xcel Energy Common Stock Fund, with the ability to diversify at the discretion of the participant).  The participant will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

Plan Termination – While Xcel Energy expects to continue the Plan, it reserves the right at its sole and absolute discretion to amend, modify, change or terminate the Plan or any other benefit plan Xcel Energy may currently provide, at any time, in whole or in part, for whatever reason it deems appropriate, subject to collective bargaining obligations.  If Xcel Energy were to terminate the Plan, assets would be distributed in accordance with ERISA guidelines.

Administrative Expenses – The Companies constitute a controlled group under Section 414(b) of the Internal Revenue Code (IRC). The parent corporation administers the Plan.  Certain investment advisory, trustee and recordkeeping fees are paid by the Plan or by the participant, as applicable.  Certain non-Vanguard fund asset based fees are paid by the participant or respective fund company.  The Vanguard Brokerage Option annual account maintenance fee, participant loan set-up fee and annual loan maintenance fee are paid by the participant.

Dividends – Cash dividends paid on shares held in the Xcel Energy Common Stock Fund are automatically reinvested in Xcel Energy stock unless the participant elects to receive them as a taxable cash distribution.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for investment in a variety of investment funds.  Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value Measurements — The Plan presents money market funds and mutual funds (registered investment companies), the Xcel Energy Common Stock Fund, and VGI Brokerage Option investments at fair value in its financial statements.

The fair values of money market funds are based on quoted net asset value.  The fair values of mutual funds and Xcel Energy common stock are based on quoted market prices.

The VGI Brokerage Option is a fund option that allows participants to self-direct investments in a wider variety of mutual funds, equity securities, and debt securities.  Within the VGI Brokerage Option, the fair value of mutual funds and equity securities are based on quoted market prices, while the fair values of debt securities are based on market interest rate curves and recent trades of similarly rated securities.

Income Recognition – The difference between the fair value and the cost of investments, including realized and unrealized gains and losses, is reflected in the statements of changes in net assets available for benefits.  Security transactions are recognized on the trade date (the date the order to buy or sell is executed).  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded when paid.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

New Accounting Standards

Recently Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued Fair Value Measurement (Topic 820) — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (ASU No. 2011-04), which provides clarifications regarding existing fair value measurement principles and disclosure requirements, and also specific new guidance for items such as measurement of instruments classified within stockholders’ equity.  These requirements were effective for interim and annual periods beginning after Dec. 15, 2011.  This accounting and disclosure guidance was implemented effective Jan. 1, 2012, and the implementation did not have a material impact on the Plan’s financial statements.

Recently Issued

In December 2011, the FASB issued Balance Sheet (Topic 210) — Disclosures about Offsetting Assets and Liabilities (ASU No. 2011-11), which requires disclosures regarding netting arrangements in agreements underlying derivatives, certain financial instruments and related collateral amounts, and the extent to which an entity’s financial statement presentation policies related to netting arrangements impact amounts recorded to the financial statements. In January 2013, the FASB issued Balance Sheet (Topic 210) – Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities (ASU 2013-01) to clarify the specific instruments and activities that should be considered in these disclosures. These disclosure requirements do not affect the presentation of amounts in the Statement of Net Assets Available for Benefits, and are effective for annual reporting periods beginning on or after Jan. 1, 2013.  It is not expected that the implementation of this disclosure guidance will have a material impact on the Plan’s financial statements.

3.  PLAN FUNDING

Employee Contributions – Participants may elect to make either regular 401(k) deferrals (pre-tax), Roth 401(k) deferrals (after-tax) or a combination of both not to exceed 30 percent of their base pay or $17,000 and $16,500 in 2012 and 2011, respectively.  Participants who are age 50 or older during the Plan year may make additional catch-up contributions (pre-tax and/or Roth) up to $5,500 for 2012 and 2011.

Beginning Jan. 1, 2012, an automatic enrollment program was added to the Plan for newly hired/rehired full-time and part-time non-bargaining employees in regular status.  Eligible employees who do not make an affirmative election or do not waive participation in the Plan within 30 days from date of hire are automatically enrolled at an initial percentage of pay (4 percent pre-tax in 2012), contribution rates are automatically increased each year by 1 percent (capped at 10 percent), and their accounts are automatically invested in an age-appropriate target-date fund for immediate diversification.  Participants who are automatically enrolled can opt out of the default options and make their own independent choices at any time.  The automatic enrollment program was implemented on July 1, 2012 for newly hired/rehired full-time and part-time Nuclear Operations bargaining employees in regular status.

Employer Contributions – The Plan provides for a matching contribution based on the participant’s Xcel Energy Pension Plan, as noted below.

Non-bargaining and bargaining employees covered under the Pension Equity Plan Benefit or the Account Balance Plan Benefit are eligible to receive a matching contribution equal to 50 percent of the first 8 percent of base pay contributed on a pre-tax and/or Roth 401(k) after-tax basis during the Plan year.  All employees participating in the Plan are eligible for the annual matching contributions, regardless of their employment status at year-end.

Non-bargaining employees and bargaining employees covered under the Traditional Plan Benefit are eligible to receive 100 percent of their pre-tax and/or Roth 401(k) after-tax contribution up to a maximum of $1,400 in matching contributions from Xcel Energy for 2012 and 2011.  Bargaining employees participating in the Plan must be an active employee on the last day of the Plan year or separated from employment due to retirement, disability or death to be eligible for the annual matching contribution.

Investment of Employee and Employer Contributions – Participants may invest their contributions among the various investment funds offered by the Plan.  The employer contribution for bargaining employees is made in cash and invested according to the participant’s current investment allocation.  The employer contribution for non-bargaining and certain Nuclear Operations bargaining employees is initially invested in Xcel Energy stock.  The number of shares of common stock contributed is determined by using Xcel Energy’s average common stock price for the Plan year, and each participants’ annual contribution and, if applicable, covered compensation eligible for a match as defined in the Plan Document.

A participant may elect at any time (in accordance with Xcel Energy’s normal procedures governing such elections) to diversify up to 100 percent of their Xcel Energy Common Stock Fund account by transferring the applicable amount to one or more of the other investment funds within the Plans not consisting of Xcel Energy stock.  The ability to exchange into or out of certain funds may be subject to frequent trading and redemption fee policies.  Income on a participant’s investment in a fund is credited to the participant’s account based on the number of units in the respective fund and the fund’s unit value.

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed Xcel Energy by letters dated Oct. 9, 2003 that the Xcel Energy Retirement Savings Plan and the New Century Energies, Inc. Employees’ Savings and Stock Ownership Plan for Non-Bargaining Unit Employees, which merged to form this Plan on Jan. 1, 2002, are qualified under the applicable sections of the IRC.  On Jan. 28, 2011, Xcel Energy requested a favorable determination with respect to the qualified status of the Plan as amended and restated effective Jan. 1, 2010.  The IRS acknowledged receipt of the application on March 3, 2011.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been made in the Plan financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, including the assertion that the plan is exempt from income tax, and has not identified any uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements as of Dec. 31, 2012 or 2011.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The statute of limitations applicable to the Plan’s 2009 federal tax return expires in July 2013.

5.	FAIR VALUE MEASUREMENTS

The accounting guidance for fair value measurements and disclosures provides a single definition of fair value and requires certain disclosures about assets and liabilities measured at fair value. A hierarchal framework for disclosing the observability of the inputs utilized in measuring assets and liabilities at fair value was established by this guidance. The three levels in the hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets as of the reporting date. The types of assets included in Level 1 are highly liquid and actively traded instruments with quoted prices, such as listed mutual funds.

Level 2 — Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reporting date.  The types of assets included in Level 2 are typically either comparable to actively traded securities or contracts, or priced with models using highly observable inputs, such as the debt securities within the VGI Brokerage Option.

Level 3 – Significant inputs to pricing have little or no observability as of the reporting date.  The types of assets included in Level 3 are those with inputs requiring significant management judgment or estimation.

The following table presents, for each of these hierarchy levels, the Plan’s assets that are measured at fair value on a recurring basis:

	Dec. 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$554,900,566	$-	$-	$554,900,566
International Equities	83,943,527	-	-	83,943,527
Fixed Income	298,045,845	-	-	298,045,845
Balanced Stock and Fixed Income Funds	107,778,054	-	-	107,778,054
Retirement Target Date Funds	149,029,167	-	-	149,029,167
VGI Brokerage Option:
Equity Securities	9,336,543	387,048	-	9,723,591
Debt Securities	317,241	279,561	-	596,802
Mutual Funds	12,092,082	-	-	12,092,082
Money market funds	82,115,118	-	-	82,115,118
Xcel Energy Common Stock Fund	251,061,550	-	-	251,061,550
Total	$1,548,619,693	$666,609	$-	$1,549,286,302

	Dec. 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. Equities	$504,917,324	$-	$-	$504,917,324
International Equities	66,801,217	-	-	66,801,217
Fixed Income	269,571,995	-	-	269,571,995
Balanced Stock and Fixed Income Funds	93,646,179	-	-	93,646,179
Retirement Target Date Funds	118,679,594	-	-	118,679,594
VGI Brokerage Option:
Equity Securities	7,838,333	232,315	-	8,070,648
Debt Securities	340,568	365,619	-	706,187
Mutual Funds	8,434,463	-	-	8,434,463
Money Market Funds	77,953,482	-	-	77,953,482
Xcel Energy Common Stock Fund	272,449,884	-	-	272,449,884
Total	$1,420,633,039	$597,934	$-	$1,421,230,973

For the years ended Dec. 31, 2012 and 2011, there were no transfers in or out of Levels 1 or 2.

6.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to the Plan’s non-participant directed investments as of Dec. 31, 2012 and 2011, and for the years then ended, are as follows:

Xcel Energy Common Stock Fund	2012	2011

Net Assets - beginning of year
Xcel Energy Common Stock Fund.	$228,481,872	$205,790,197
Xcel Energy contribution receivable.	14,863,807	13,968,879
Total net assets - beginning of year	243,345,679	219,759,076

Changes in Net Assets:
Net (depreciation) appreciation in fair value of investments.	(6,627,981)	34,753,489
Xcel Energy contributions	14,863,777	14,046,023
Benefits and dividends paid to participants	(15,378,491)	(12,962,133)
Transfers to participant-directed investments, net	(11,745,978)	(12,250,776)
Net (decrease) increase	(18,888,673)	23,586,603

Net Assets - end of year
Xcel Energy Common Stock Fund.	209,716,993	228,481,872
Xcel Energy contribution receivable.	14,740,013	14,863,807
Total net assets - end of year	$224,457,006	$243,345,679

As of Dec. 31, 2012, the Xcel Energy contribution receivable of $19,345,420 includes company stock contributions of $14,740,013 and cash contributions of $4,605,407.  As of Dec. 31, 2011, the Xcel Energy contribution receivable of $19,205,366 includes company stock contributions of $14,863,807 and cash contributions of $4,341,559.  See Note 3 for further information.

7.	NOTES RECEIVABLE FROM PARTICIPANTS

The Plan allows participants to borrow against funds held in their account in any amount greater than $1,000 but less than 50 percent of the participant’s vested account balance.  In no event can a participant borrow more than $50,000 less the participant’s highest outstanding loan balance during the preceding 12 months.  For most participants, only one outstanding loan is permitted at any time and may not exceed 5 years for a general-purpose loan or 15 years for a principal residence loan.  Participants who had one or more outstanding loan balance at the time their former Nuclear Management Company (NMC) Plan assets were transferred to the Plan are permitted to have a maximum of two outstanding loans at any one time; however, they are not eligible for a new loan until each loan transferred from the NMC Plan has been paid in full.  The loan shall bear a rate of interest equal to the prime rate in effect on the first business day of the month in which the loan request is approved plus one percent, and stays in effect until the loan is repaid.  Repayment of the loan plus interest is made through automatic payroll deduction. If a participant retires or terminates employment for any reason, the outstanding loan balance must be repaid within 90 days from date of termination.  Effective Feb. 29, 2012, a terminated participant may elect to continue making monthly installment payments in accordance with the procedures established by the Plan Administrator.  Interest rates on outstanding loans at Dec. 31, 2012 range from 4.25 percent to 9.25 percent with maturities ranging from 2013 to 2027.  Interest rates on outstanding loans at Dec. 31, 2011 range from 4.25 percent to 9.25 percent with maturities ranging from 2012 to 2026.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain investments of the Plan are in shares of Xcel Energy common stock.  Receivables include dividends on Xcel Energy common stock declared and payable to the Plan of $2,537,873 and $2,562,842 at Dec. 31, 2012 and 2011, respectively.

The Plan also invests in shares of mutual funds managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.  The Plan incurred fees for investment management and recordkeeping services of $416,074 and $359,220 for the years ended Dec. 31, 2012 and 2011.

9.	INVESTMENTS

At Dec. 31 2012 and 2011 the market value of each of the following investments was in excess of 5 percent of the Plan’s net assets:

	Dec. 31, 2012		Dec. 31, 2011
Xcel Energy Common Stock Fund (Note 10)*	$251,061,550		$272,449,884
Vanguard 500 Index Fund Signal Shares	223,621,037		196,703,463
Vanguard Total Bond Market Index Signal Shares	161,371,065		149,188,264
Vanguard Mid-Cap Index Signal Shares	121,909,674		109,176,029
Vanguard Wellington Fund Admiral Shares	107,778,054		-	**
Vanguard PRIMECAP Fund Admiral Shares	100,595,931		-	**
PIMCO Total Return Fund, Administrative Class	84,456,103		73,933,325
Vanguard Developed Markets Index Fund	83,943,527		66,801,217	**
Vanguard Prime Money Market	82,115,118		77,953,481
Vanguard PRIMECAP Fund Investor Shares	-	**	95,655,524
Vanguard Wellington Fund Investor Shares	-	**	93,646,179

*  Xcel Energy Common Stock Fund includes Xcel Energy common stock, VGI Prime Money Market, receivables, payables and other as indicated in Note 10 – Xcel Energy Common Stock Fund and as presented within the Schedule of Assets (Held at Year End) at Schedule 1 and the Schedule of Reportable Transactions at Schedule 2.

** The market value of the fund was not in excess of 5 percent of the Plan’s net assets for the year noted.

During the years ended Dec. 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended Dec. 31
	2012	2011
Mutual funds:
U.S. Equities	$63,517,022	$(14,560,363)
International Equities	9,992,837	(12,221,364)
Fixed Income	4,895,851	8,227,886
Balanced Stock and Fixed Income Funds	7,548,376	624,740
Retirement Target Date Funds	12,174,793	(2,845,079)
VGI Brokerage Option	830,888	(1,407,333)
Xcel Energy Common Stock Fund	(8,284,337)	40,872,876
Total	$90,675,430	$18,691,363

10.	XCEL ENERGY COMMON STOCK FUND

	Dec. 31, 2012		Dec. 31, 2011
	Participant	Employer	Participant	Employer
	directed	directed	directed	directed
Shares of Xcel Energy Common Stock	1,546,033	7,842,130	1,585,100	8,237,049

Xcel Energy common stock	$41,294,541	$209,463,297	$43,812,173	$227,672,044
VGI Prime Money Market	26,113	132,455	168,842	877,396
Receivables, payables and other	23,903	121,241	(13,003)	(67,568)
Total	$41,344,557	$209,716,993	$43,968,012	$228,481,872

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 1
Schedule of Assets (Held at Year End)
As of Dec. 31, 2012

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Xcel Energy Common Stock Fund	Company Stock Fund	$193,957,754	$251,061,550
*	Vanguard 500 Index Fund Signal Shares	Registered Investment Company	210,033,357	223,621,037
*	Vanguard Total Bond Market Index Signal Shares	Registered Investment Company	151,543,418	161,371,065
*	Vanguard Mid-Cap Index Signal Shares	Registered Investment Company	107,153,642	121,909,674
*	Vanguard Wellington Fund Admiral Shares	Registered Investment Company	101,838,886	107,778,054
*	Vanguard PRIMECAP Fund Admiral Shares	Registered Investment Company	89,807,130	100,595,931
*	PIMCO Total Return Fund, Administrative Class	Registered Investment Company	82,402,339	84,456,103
*	Vanguard Developed Markets Index Fund	Registered Investment Company	82,725,413	83,943,527
*	Vanguard Prime Money Market	Registered Investment Company	82,115,118	82,115,118
*	Vanguard Small-Cap Index Fund Signal Shares	Registered Investment Company	56,545,987	67,262,303
*	Vanguard Inflation-Protected Securities Fund Admiral Shares	Registered Investment Company	53,210,526	52,218,677
*	Longleaf Partners Funds Trust: Longleaf Partners Fund	Registered Investment Company	42,444,476	41,511,620
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	25,370,070	28,601,441
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	24,608,373	26,891,286
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	22,807,789	25,959,973
*	VGI Brokerage Option	Vanguard Brokerage Option	22,361,340	22,412,475
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	14,072,443	16,260,628
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	12,240,651	13,108,356
*	Vanguard Target Retirement Income	Registered Investment Company	10,165,402	10,580,554
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	8,256,502	9,441,901
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	6,456,005	7,351,070
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	4,902,921	5,383,832
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	4,431,429	4,812,056
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	571,981	588,769
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	48,133	49,302
*	Participant Loans	4.25% - 9.25% with maturities
		ranging from 2013 through 2027	16,710,907	16,710,907
			$1,426,781,992	$1,565,997,209
*	Party in Interest

See accompanying Independent Auditors' Report

XCEL ENERGY 401(K) SAVINGS PLAN	Schedule 2
Schedule of Reportable Transactions*
Year Ended Dec. 31, 2012

Xcel Energy 401(k) Savings Plan, EIN 41-0448030, Plan 003
Attachment to Form 5500, Schedule H, Line 4(j):

	Description of Asset	Total	Total			Historical	Current Value of
	(include interest rate and maturity in	Number of	Number of			Cost of	Asset on	Historical
Identity of Party Involved	the case of a loan)	Purchases	Sales	Purchase Price	Selling Price	Asset	Transaction Date	Gain

(iii) Series of Transactions

The Vanguard Group	Xcel Energy Common Stock Fund	419	N/A	$35,510,276	$-	$-	$35,510,276	$-
The Vanguard Group	Xcel Energy Common Stock Fund	N/A	1,115	-	48,614,273	37,733,990	48,614,273	10,880,283

*Transactions or a series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

XCEL ENERGY INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 26, 2013.

XCEL ENERGY 401(K) SAVINGS PLAN
(Registrant)

By	/s/ Jeffrey S. Savage
Vice President and Controller
Member, Pension Trust Administration Committee